EXHIBIT 2.2(b)

                              COMMERCIAL AGREEMENT


The Purpose of this Agreement by and between Compania Industrial de Parras, S.A. de C.V. ("Parras") and Cone Mills Corporation ("Cone") is to (i) terminate and supersede the prior Commercial Agreement dated as of June 25, 1993, and (ii) to set forth the terms under which products produced by Parras Cone de Mexico, S.A. de C.V. ("JV") will be sold and distributed.

Based on the above, Parras, Cone and JV agree as follows:

1. Parras, Cone, and JV release each other from any and all claims in connection with the Commercial Agreement entered into between the parties dated as of June 25, 1993. Parras and Cone will sell their respective products unrestrictedly worldwide.

2. Except as provided for in paragraphs 3 and 6 below, Cone shall be the exclusive seller and distributor of JV products. In consideration for the marketing rights for the JV, Cone will pay Parras a marketing rights fee of 3.5% (three and one-half percent) of the net customer sales of JV product. This payment will be payable on a monthly basis the 25th day of the second month following the month the calculation is based upon.

3. In the event of an expansion of the JV beyond its present capacity, Parras and Cone will modify this commercial agreement to address the additional capacities available for sale. At such time up to 50% of such expansion will be made available to Parras for its strategic customers.

4. In situations that Cone invoices the customer, the price that the JV invoices Cone will be the estimated customer selling price for that style for the quarter less a service fee of 12% (twelve percent). In consideration of differential borrowing rates between the U.S. and Mexico, the JV will invoice Cone on 50-day terms with a discount in the selling price equivalent to 15 days interest at 8% (eight percent). Said service fee will cover all expenses such as selling costs, the marketing rights fee, product improvement, logistics, production programming, etc. Each quarter Cone shall submit a schedule to the JV showing actual prices. Any adjustment of the actual billings from JV to Cone will be made 45 days following the end of the quarter with a debit or credit memo to be issued by the JV for the difference between estimated customer selling prices and actual prices. Parras shall be entitled at any time to review and/or audit sales of JV products effected through Cone. For purposes of this paragraph net sales shall be after deductions of amounts representing: credits by JV for returned or defective merchandise; allowances to customers, trade and other discounts; sales, excise, value added and similar taxes levied upon sales.

5. In situations that the JV bills the actual customer due to value added tax considerations, Cone will be paid by JV a service fee of 12% (twelve percent) of the net sales of JV for such customers. Said service fee will cover all expenses such as selling costs, the marketing rights fee, product improvement, logistics, production programming, etc. The payment of the service fee by the JV will be payable on a monthly


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         basis the 25th day of the second month following the month the calculation is based upon. For purposes of this paragraph net sales shall be after deductions of amounts representing: credits by JV for returned or defective merchandise; allowances to customers, trade and other discounts; sales, excise, value added and similar taxes levied upon sales. Cone will be responsible for credit losses to these customers.

6. From time to time due to imbalances in the marketplace vis a vis Cone's traditional customer base versus Parras' traditional customer base, Cone may offer a portion of the production from the JV to Parras. In such situation the JV will invoice goods to Parras in accordance with paragraph 4 except that Parras will be responsible for credit losses to these customers. Cone will not include such sales by Parras in the calculation of the marketing rights fee for that period.

7. Any dispute relating to this agreement shall be finally settled by arbitration under the Rules of Arbitration of the International Chamber of Commerce in effect on the date hereof. This agreement shall be arbitrated in and governed and construed in accordance with the laws of the state of New York.

8. Parras and Cone agree to honor each other's trademarks and trade names and grant to JV a non-exclusive non-assignable right to use the Parras and Cone names as a composite.

9. Unless earlier terminated by mutual consent, this Agreement shall be reviewed upon the second (2d) anniversary of the date hereof, and any changes will be mutually agreed by the parties.

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IN WITNESS WHEREOF, the parties have caused their duly appointed representatives to execute this Agreement effective as of July 1, 1999.

COMPANIA INDUSTRIAL DE PARRAS, S.A. DE C.V.
By:  /s/ Rodolfo Garcia Muriel
  Name:   Rodolfo Garcia Muriel
  Title:  Ing.Financial Officer

PARRAS CONE DE MEXICO, S.A. DE C.V.
By:  /s/ Ernesto Lappe
  Name:   Ernesto Lappe
  Title:  Operations Director

CONE MILLS CORPORATION
By:  /s/ Gary L. Smith
  Name:   Gary L. Smith
  Title:  Executive Vice President and Chief Financial Officer


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